Art 3/5/2002



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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



02003048

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FEB 27 2002

SEC FILE NUMBER
8-26037

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Harvest Financial Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Gateway Center, 17th Floor West
(No. and Street)

Pittsburgh, PA 15222
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Frank D. Ruscetti (412) 391-1466
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Damratoski & Company (Damratoski, Thomas G.)
(Name — *if individual, state last, first, middle name*)

1195 Washington Pike, Suite 350, Bridgeville, PA 15017
(Address) (City) (State) Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 01 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SO 3/28/02

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Frank D. Ruscetti, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Harvest Financial Corporation, as of December 31, 19X 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Notary Public

Notarial Seal
Judith Shifrin, Notary Public
Pittsburgh, Allegheny County
My Commission Expires Dec. 5, 2002
Member, Pennsylvania Association of Notaries

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Harvest Financial Corporation

Financial Statements and
Additional Information

Years Ended
December 31, 2001 and 2000



SEC MAIL PROCESSING
RECEIVED
FEB 27 2002
WASH, D.C.
365
SECTION

Harvest Financial Corporation

Financial Statements and
Additional Information

Years Ended
December 31, 2001 and 2000

Damratoski & Company
Certified Public Accountants

1195 Washington Pike
Suite 350
Bridgeville, PA 15017
Tel (412) 257-2882
Fax (412) 257-2888
www.damratoski.com

Independent Auditor's Report

Board of Directors and Stockholders
Harvest Financial Corporation
Pittsburgh, Pennsylvania

We have audited the accompanying balance sheets of Harvest Financial Corporation (Company) as of December 31, 2001 and 2000, and the related statements of operations, changes in stockholders' equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Harvest Financial Corporation as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

In accordance with the filing requirements of Securities and Exchange Commission Rule 17a-5(d)(1), we have also issued a report dated February 1, 2002, on our consideration of Harvest Financial Corporation's internal control structure to the extent considered necessary to evaluate the system as required by generally accepted auditing standards and Rule 17a-5 of the Securities and Exchange Commission.

Damratoski & Company
Certified Public Accountants

February 1, 2002

Harvest Financial Corporation

Balance Sheets

	December 31	
	2001	2000
Assets		
Current Assets:		
Cash (Note C)	$ 133,792	$ 330,622
Accounts receivable (Note B)	17,347	44,860
Refundable income taxes (Notes B and G)	12,616	-
Prepaid expenses	27,801	24,148
Clearing deposit (Note B)	50,069	50,581
Deferred tax asset (Notes B and G)	2,200	-
Total Current Assets	243,825	450,211
Furniture, Equipment and Improvements (Note B):		
Furniture and equipment	59,768	50,245
Leasehold improvements	9,783	9,783
	69,551	60,028
Less accumulated depreciation	20,124	7,602
	49,427	52,426
Investment	3,300	3,300
	$ 296,552	$ 505,937

See Notes to Financial Statements.

	December 31	
	2001	2000
Liabilities and Stockholders' Equity		
Current Liabilities:		
Commissions payable	$ 159,321	$ 287,983
Accounts payable	126	5,225
Accrued payroll and related withholdings	4,576	3,695
Accrued expenses	4,500	12,727
Income taxes payable (Notes B and G)	-	23,327
Deferred tax liability (Notes B and G)	-	6,300
Total Current Liabilities	168,523	339,257
Stockholders' Equity:		
Common stock, no par or stated value; 150,000 shares authorized, 100,000 shares issued, 82,500 outstanding	71,311	71,311
Additional paid-in capital	18,731	18,731
Retained earnings	53,079	91,730
	143,121	181,772
Less treasury stock - 17,500 shares at cost	15,092	15,092
	128,029	166,680
	$ 296,552	$ 505,937

Harvest Financial Corporation

Statements of Operations

	Year Ended December 31	
	2001	2000
Revenues:		
Commission revenues	$ 2,979,455	$ 4,639,760
Other revenues	32,869	11,508
Interest income	2,659	10,768
	3,014,983	4,662,036
Operating Expenses:		
Selling expenses	2,121,726	3,344,254
General and administrative expenses	935,586	1,186,970
Depreciation expense	12,522	6,930
	3,069,834	4,538,154
Net (Loss) Earnings Before Income Taxes	(54,851)	123,882
Income Taxes	(16,200)	32,100
Net (Loss) Earnings	$ (38,651)	$ 91,782

See Notes to Financial Statements.

Harvest Financial Corporation

Statements of Changes
in Stockholders' Equity

	Treasury Stock	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Total Stockholders' Equity
Balance, January 1, 2000	$ -	$ 71,311	$ 18,731	$ (52)	$ 89,990
Net Earnings	-	-	-	91,782	91,782
Purchase of treasury shares	(15,092)	-	-	-	(15,092)
Balance, December 31, 2000	(15,092)	71,311	18,731	91,730	166,680
Net Loss	-	-	-	(38,651)	(38,651)
Balance, December 31, 2001	$ (15,092)	$ 71,311	$ 18,731	$ 53,079	$ 128,029

See Notes to Financial Statements.

Harvest Financial Corporation

Statements of Cash Flows

	Year Ended December 31	
	2001	2000
Increase (Decrease) in Cash:		
Cash flows from operating activities:		
Net (loss) earnings	$ (38,651)	$ 91,782
Adjustments to reconcile net (loss) earnings to net cash (used) provided by operating activities:		
Depreciation	12,522	6,930
Deferred income taxes	(8,500)	8,900
(Increase) decrease in:		
Accounts receivable	27,513	(28,182)
Refundable income taxes	(12,616)	-
Prepaid expenses	(3,653)	(9,478)
Clearing deposit	(626)	(484)
Increase (decrease) in:		
Commissions payable	(128,662)	86,946
Accounts payable	(5,099)	(26,061)
Accrued payroll and related withholdings	881	1,263
Accrued expenses	(8,227)	3,672
Income taxes payable	(23,327)	20,763
Net cash (used) provided by operating activities	(188,445)	156,051
Cash flows from investing activities:		
Purchase of furniture, equipment and improvements	(9,523)	(39,063)
Purchase of investment	-	(3,300)
Net cash used by investing activities	(9,523)	(42,363)
Cash flows from financing activities:		
Treasury stock purchased	-	(15,092)
Correspondent deposit refund	1,138	16,000
Correspondent deposit paid	-	(23,908)
Net cash provided (used) by financing activities	1,138	(23,000)
Net (Decrease) Increase in Cash	(196,830)	90,688
Cash, beginning of year	330,622	239,934
Cash, end of year	$ 133,792	$ 330,622

See Notes to Financial Statements.

	Year Ended December 31	
	2001	2000
Supplemental Disclosures of Cash Flow Information:		
Cash paid during the year for:		
Income taxes	$ 28,243	$ 2,437

A. Organization

Harvest Financial Corporation (Company) was organized on March 13, 1981 and incorporated under the laws of Pennsylvania. The Company is a full-service brokerage and investment management firm headquartered in Pittsburgh, Pennsylvania. The Company is a member of the National Association of Securities Dealers (NASD) and the Securities Investors Protection Corporation (SIPC).

B. Summary of Significant Accounting Policies

This summary of significant accounting policies is presented to assist in understanding these financial statements. The financial statements and notes are representations of management, who is responsible for their integrity and objectivity. The accounting policies used conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of these financial statements.

Method of Accounting. The financial statements are prepared using the accrual method of accounting, recognizing income when earned and expenses when incurred.

Fully Disclosed Basis. The Company is associated with Mesirow Financial, Inc. (Clearing Broker), a member of the New York Stock Exchange, Inc., on a fully disclosed basis in connection with the execution and clearance of the securities transactions effected by the Company. In accordance with the Clearing Agreement, the Company is required to provide a clearing deposit in the amount of $50,000 upon which the Clearing Broker pays interest at prevailing rates.

Use of Estimates. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Accounts Receivable. The Company considers all accounts receivable to be collectible; accordingly, no allowance for doubtful accounts has been established. If accounts become uncollectible they will be charged to operations when that determination is made.

Income Taxes. Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to depreciable assets (use of different depreciation methods). The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes also are recognized for operating losses that are available to offset future taxable income

B. Summary of Significant Accounting Policies (Continued)

Cash Equivalents. For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Capitalization and Depreciation. Furniture, equipment, and improvements are recorded at acquisition cost and depreciated over the estimated useful lives of the related assets using the straight-line and accelerated methods for financial and tax reporting, respectively.

C. Concentration of Credit Risk

The Company maintains their cash in bank deposit accounts at a high quality financial institution. The balances, at times, may exceed federally insured limits. At December 31, 2001, the Company exceeded the insured limit by approximately $87,000.

D. Net Capital Requirements

The Company is subject to the net capital rule of the Securities and Exchange Commission, Rule 15c3-1. Under the computation, the Company is required to maintain net capital equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness and not to permit its aggregate indebtedness to exceed 1,500% of its net capital, as those terms are defined in the Rule. At December 31, 2001 and 2000, the Company had net capital of $45,301 and $69,278, respectively, and a net capital ratio (aggregate indebtedness divided by net capital) of 3.72 to 1 and 4.90 to 1, respectively.

Pursuant to Rule 17a-5, the Company is required to file a computation of net capital as of the audit date. Rule 17a-5(d)(4) requires reporting on any material differences between the audited computation and the Company's computation. At December 31, 2001 and 2000, there were no material differences.

E Regulatory Filings

The Statement of Financial Condition filed pursuant to Rule 17a-5 of the Securities and Exchange Commission is available for inspection at the principal office of the Corporation and at the Washington, D.C. and Regional Office of the Commission.

F. Pension Plan

The Company has a defined contribution pension plan which covers all of its employees. Total pension expense amounted to $1,187 and $46,062 for the years ended December 31, 2001 and 2000, respectively.

G. Income Taxes

In accordance with the provisions of Financial Accounting Standards No. 109 (SFAS No. 109), *Accounting for Income Taxes*, the Company accounts for deferred taxes using the asset and liability method. The objective of the asset and liability method is to establish deferred tax assets and liabilities for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized or settled.

The asset and liability as computed for these financial statements assumes that the current tax rates and regulations will be in effect for the year the temporary differences reverse. Accordingly, adjustments to the asset will be necessary in the future should the tax laws change.

The net deferred tax asset (liability) in the accompanying balance sheets include the following components:

	2001	2000
Deferred tax asset	$ 8,000	$ -
Deferred tax liability	(5,800)	(6,300)
Net asset (liability)	$ 2,200	$ (6,300)

The provision for income taxes in the statements of operations consists of the following components:

	2001	2000
Currently (refundable) payable:		
Federal	$ (7,700)	$ 13,300
State	-	9,900
Deferred taxes:		
Federal	(2,200)	6,300
State	(900)	2,600
Tax benefit of net operating loss carryforward	(5,400)	-
	$ (16,200)	$ 32,100

G. Income Taxes (Continued)

For state income tax purposes, the Company has a net operating loss carryforward at December 31, 2001 of approximately $54,000 that may be offset against future taxable income. The Company estimates that the entire amount of this net operating loss carryforward will be utilized prior to expiration in 2011. At December 31, 2001, a deferred asset of $5,400 has be recognized.

In addition, at December 31, 2001, a deferred tax asset of $2,600 has been recognized for taxable temporary differences related to a contribution carryover.

The deferred tax liability results from a depreciation timing difference due to using the modified accelerated cost recovery systems for tax purposes versus the straight-line method for financial statement reporting.

H. Lease Commitments

The Company leases furniture and office equipment from various entities owned by certain shareholders of the Company, under three operating leases. The first lease, which was entered into in June, 1998, provides for monthly payments of $2,711 and expires in June 2003. The second lease, which was entered into in August, 1999, provides for monthly payments of $1,094 and expires in July 2004. The third lease, which was entered into in March, 2000, provides for monthly payments of $1,233 and expires in February, 2003.

Future obligations under these leases are as follows:

Year ending December 31	
2002	$ 60,456
2003	29,149
2004	7,656
	$ 97,261

In addition, the Company leases office space (4,365 square feet) under a non-cancellable operating lease, beginning on June 1, 1998 and expiring May 31, 2006 (with a 5-year extension option) which provides for monthly lease payments of $6,366 through November 2003 and increasing to $6,548 for the remainder of the term. A first amendment to this lease was signed in January, 2000, which expanded the square footage of leased space by 845 square feet. This lease expires on the same date as the primary lease and provides for monthly lease payments of $1,343 through December 2004 and increasing to $1,413 for the remainder of the term.

H. Lease Commitments (Continued)

For the years ended December 31, 2001 and 2000, rent expense under this lease amounted to $92,505. The lease also provides for payments of additional rent based on expenses and taxes incurred by the landlord in excess of the amount paid in the base year. There is a one-time option to terminate the lease at the end of the 66th month by written notice and the payment of approximately $50,000 (the unamortized portion of any concession costs contributed by the landlord).

The future minimum lease payments are as follows:

Year ending December 31	
2002	$ 92,505
2003	134,796
	$ 227,301

I. Related Party Transactions

As described in Note H, the Company leased furniture and office equipment from various entities owned by certain shareholders of the Company. Payments to these related parties under monthly equipment leases amounted to $57,984 in 2001 and 2000.

In addition, the Company sold commissions receivable to DiBiase & Ruscetti Associates, Inc., a corporation owned by two shareholders of the Company, which amounted to $44,453 in 2001.

J. SEC Investigation

The Company has been informed that the Securities and Exchange Commission (SEC) is currently conducting an investigation related to the activities of a former employee.

Additional Information



1195 Washington Pike
Suite 350
Bridgeville, PA 15017
Tel (412) 257-2882
Fax (412) 257-2888
www.damratoski.com

Independent Auditor's Report on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission

Board of Directors and Stockholders
Harvest Financial Corporation
Pittsburgh, Pennsylvania

We have audited the accompanying financial statements of Harvest Financial Corporation as of and for the years ended December 31, 2001 and 2000, and have issued our report thereon dated February 1, 2002. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 12 and 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Damratoski & Company
Certified Public Accountants

February 1, 2002

Harvest Financial Corporation

Computation of Net Capital and
Aggregate Indebtedness

	December 31	
	2001	2000
Net Capital:		
Total stockholders' equity	$ 128,029	$ 166,680
Deductions:		
Prepaid expenses	27,801	24,148
Receivables from brokers or dealers	-	6,265
Receivables from non-customers	-	11,263
Deferred tax assets	2,200	-
Furniture, equipment and improvements	49,427	52,426
Investments	3,300	3,300
Total non-allowable assets	82,728	97,402
Net Capital	45,301	69,278
Capital Requirements	11,235	22,617
Net Capital in Excess of Minimum Requirements	$ 34,066	$ 46,661
Aggregate Indebtedness	$ 168,523	$ 339,257
Ratio of Aggregate Indebtedness to Net Capital	3.72	4.90

There are no material differences between the schedules above and the computations made by the Company as part of their unaudited filing of Part II A of the quarterly FOCUS reports for the periods ended December 31, 2001 and 2000.

See Independent Auditor's Report.

Harvest Financial Corporation

Statement of Exemption from
Sec Rule 15c3-3(k)(2)(ii)

Harvest Financial Corporation is a non-clearing (fully disclosed) broker-dealer and does not carry customers' accounts on its books and is therefore claiming exemption from the reserve requirements as stated in SEC Rule 15c3-3(k)(2)(ii).

Damratoski & Company
Certified Public Accountants

1195 Washington Pike
Suite 350
Bridgeville, PA 15017
Tel (412) 257-2882
Fax (412) 257-2888
www.damratoski.com

Independent Auditor's Report on Internal Control Structure Required by SEC 17a-5

Board of Directors and Stockholders
Harvest Financial Corporation
Pittsburgh, Pennsylvania

In planning and performing our audit of the financial statements and additional information of Harvest Financial Corporation (Company) for the years ended December 31, 2001 and 2000, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in the amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 and 2000, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers (NASD), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Damratoski & Company
Certified Public Accountants

February 1, 2002